TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
January 26, 2009

OVERVIEW

This management’s discussion and analysis (“MD&A”) covers the operations of Tournigan Energy Ltd. (the “Company”) for the 12 months ended September 30, 2008 and subsequent activity up to January 26, 2009. All monetary amounts referred to herein are in Canadian dollars unless otherwise stated. The following discussion should be read in conjunction with the Company’s consolidated financial statements prepared in accordance with Canadian GAAP: as at September 30, 2008 and 2007; the year ended September 30, 2008; the 13 months ended September 30, 2007, and; the year ended August 31, 2006.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on the Company’s website at www.tournigan.com, or by requesting further information from the Company.

HIGHLIGHTS (from October 1, 2007)

Strategy and Name Change

  Company name changed on May 6, 2008
  Future strategy to focus on development of Slovakian uranium properties: Kuriskova, Novoveska Huta, and exploration properties on Kuriskova Trend
  Other assets to be re-evaluated

Uranium – Kuriskova, Slovakia

  Resource estimate released July 16, 2008 announcing 6.6 million pounds of U3 O8 moved into indicated from inferred category and 30.1 million pounds in the inferred category, using a cut-off of 0.05% U
  11,306 metres drilled in year ended September 30, 2008

Uranium – Novoveska Huta, Slovakia

  4,131 metres drilled in year ended September 30, 2008; drilling has intersected higher uranium grades and appears to be extending size of the deposit
  Exploration will continue in 2009 with the target of better defining the higher grade portion of the deposit and expanding the overall resource

Uranium – Exploration Properties, Slovakia

  Completed airborne radiometric and magnetic survey on Slovakian uranium licences
  25 priority targets identified and detailed radiometric ground survey ongoing to identify drill targets

Uranium – U.S.A.

  Sweetwater buyout agreement to acquire 100% closed February 29, 2008
  Mineral properties written-off based on expected sale of Tournigan USA Inc. in February 2009

Gold – Kremnica, Slovakia

  Base line information gathering and confirmation drilling continue to support economic analysis; potential of higher-grade resource being evaluated
  2,216 metres confirmation drilling completed in year ended September 30, 2008
  Exploration potential of southern part of Kremnica District being evaluated

Gold – Northern Ireland

  Resource estimate of 250,000 ounces indicated and 350,000 ounces inferred released December 2007
  2,390 metres drilled in year ended September 30, 2008
  Earn-in agreement reached in December 2008

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold – Nevada, U.S.A.

  Earn-in agreement terminated with $734,308 in deferred costs written off in June 2008

Other – Brehov, Slovakia

  Earn-in agreement terminated with $345,114 in deferred costs written off in December 2007

DESCRIPTION OF BUSINESS

The Company is a mineral resource exploration company with a focus on the acquisition, exploration and development of uranium and gold properties in Europe. The Company’s principal uranium exploration properties are the Kuriskova and Novoveska Huta properties in Slovakia. The Company’s principal gold exploration properties are the Kremnica gold property in Slovakia and the Curraghinalt gold property in Northern Ireland. The Company has relocated its strategic and technical management office to Denver, U.S.A., maintains its corporate, financial and investor relations office in Vancouver, Canada and has field offices in the towns of Kremnica and Spisska Nova Ves, Slovakia and Gortin, Northern Ireland.

The Company is a reporting issuer in British Columbia, Alberta, Ontario and Yukon, Canada, and trades as a Tier 1 issuer on the TSX Venture Exchange under the trading symbol “TVC”, and on the Frankfurt Stock Exchange under the trading symbol “TGP”.

The three primary mineral properties are these:

  Kuriskova, a uranium deposit in Slovakia with a defined resource estimate; and
  two gold deposits, Kremnica in Slovakia with a defined resource and reserve estimate, and Curraghinalt in Northern Ireland with a defined resource estimate.

For each of these deposits, the Company’s focus is to advance the project to the feasibility stage and, if justified, to production. On December 22, 2008, the Company announced a binding earn-in option agreement for the Curraghinalt project with C3 Resources, Inc. who will fund operations in fiscal 2009 on this project.

For the Kuriskova uranium deposit in Slovakia, the Company’s resource includes 6,570,000 pounds of uranium oxide (U308) as an indicated resource contained in 685,000 tonnes of material with an average grade of 0.435% U3O8 and 30,131,000 pounds as an inferred resource contained in 4.6 million tonnes of material with an average grade of 0.299% U3O8 (0.05%U cut-off).

For the Curraghinalt gold deposit in Northern Ireland, the Company’s resource consists of 250,000 ounces of gold as an indicated resource contained in 570,000 tonnes with an average grade 13.9 grams gold per tonne and an inferred resource of 350,000 ounces contained in 640,000 tonnes with an average grade of 17.15 grams gold per tonne. (cut-off 6 g/t gold,> 1m thickness).

At the Kremnica gold deposit in Slovakia, the Company’s measured and indicated resource consists of 1,040,000 ounces of gold and 8,600,000 ounces of silver contained in 23.6 million tonnes of material with an average grade 1.37 grams gold per tonne and 11.36 grams silver per tonne. The inferred resource consists of 345,000 ounces of gold and 2,100,000 ounces of silver contained in 10.6 million tonnes of material at an average grade of 1.01 grams gold per tonne and 6.27 grams silver per tonne.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Of the Company’s non-primary mineral properties, the most advanced is Novoveska Huta, which has a historical resource based on Slovak standards of 19,970,000 pounds of U3O8 in 12.0 million tonnes of material with an average grade of 0.075% U3O81, 2. In the Spisska Teplica exploration licence, the Svabovce and Spissky Stiavnik uranium properties have historical resources based on Slovak standards of 7,350,000 pounds of U3O8 in 1,489,000 tonnes of material with an average grade of 0.224% U3O8 and 1,300,000 pounds of U3O8 in 294,000 tonnes of material with an average grade of 0.20% U3O81, 2, respectively.

The Company expects to complete an initial resource estimate for Novoveska Huta to Canadian National Instrument 43-101 standards in 2009. The Company plans to catalogue and interpret historic data from the deposits within the Spissky Teplica exploration licence, with the intent of using this data to form the design basis for an exploration program.

STRATEGY AND NAME CHANGE

On May 5, 2008 the Company announced that it had changed its name from Tournigan Gold Corporation to Tournigan Energy Ltd. The name change was effective May 6, 2008. The Company retained its trading symbol TVC on the TSX Venture Exchange.

The Company is focusing its attention, capital and human resources on its Slovakian uranium assets: the Kuriskova and Novoveska uranium deposits and the Company’s exploration ground in Slovakia, principally in the Kuriskova Trend.

MANAGEMENT CHANGES

On July 2, 2008 the Company appointed Mr. Dorian L. (Dusty) Nicol as its President, Chief Executive Officer and member of the Board of Directors. In the period July 2008 to January 2009 the Company terminated and replaced all its other officers. The Company has outsourced its CFO, Corporate Secretary and accounting functions to reduce its costs.

CORPORATE REORGANIZATION

Given current market conditions, the Company no longer plans to effect its previously proposed reorganization strategy announced in May 2007.

SHAREHOLDERS RIGHTS PLAN

The directors of the Company approved the adoption of a shareholder rights plan, dated January 29, 2008, (the “Rights Plan”) which was ratified by the Company’s shareholders on March 14, 2008. The Rights Plan is intended to ensure that all shareholders of the Company are treated fairly in any transaction involving a potential change of control of the Company. The rights become exercisable only when a person or party acquires or announces its intention to acquire 20% or more of the outstanding shares of the Company without complying with certain provisions of the Rights Plan. Each right would entitle each holder of common shares (other than the acquiring person or party) to purchase additional common shares of the Company at a 50% discount to the market price at the time. The Rights Plan expires on March 14, 2009.

_________________________________

1 The historical estimates for Novoveska Huta, Svabovce and the Spissky Stiavnik were prepared by Uranovy Prieskum in 1985, 1968 and 1970, respectively and are classified as a combination of P and Z-3 under the Slovak system, which is roughly analogous to the CIM definition for Inferred Resources. The Company has reviewed the above historical resource estimates and views them relevant. The historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company’s deposits in particular suggests the reliability of the historical resource estimates. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not classified according to the Canadian Institute of Mining, Metallurgy and Petroleum’s Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates.

2 Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGE IN YEAR END

The Company changed its fiscal year end to September 30 from August 31, effective September 30, 2007. References to fiscal 2008 are for the year ended September 30, 2008 and fiscal 2007 are for the 13 months ended September 30, 2007.

QUALIFIED PERSON AND QA/QC

The Company’s President and Chief Executive Officer, Dorian L. (Dusty) Nicol, B.Sc. Geo, MA Geo, a Qualified Person as defined by NI 43-101, has reviewed and approved the exploration information and resource and reserve disclosures contained in this MD&A.

The Company has a Quality Assurance/Quality Control (QA/QC) protocol in place for its ongoing drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures. QA/QC procedures include chain-of-custody protocol and systematic submittal of blanks, duplicates and registered standards as part of every sample shipment to the analytical laboratory.

MINERAL PROPERTIES

URANIUM – KURISKOVA, SLOVAKIA (100% interest)

Resource

The Kuriskova uranium deposit has an indicated resource of 6,570,000 pounds of uranium oxide (U308) contained in 685,000 tonnes of material with an average grade of 0.435% U3O8 and an inferred resource of 30,131,000 pounds of uranium oxide (U308) contained in 4.6 million tonnes of material with an average grade of 0.299% U3O8, all based on a cut-off of 0.05% U. The resource, which the Company disclosed on July 16, 2008, is from a study prepared by independent consultant SRK Consulting (U.S.) Inc. Allan V. Moran, Principal Geologist and Frank Daviess, Principal Resource Geologist, both with SRK Consulting (U.S.) Inc. and independent Qualified Persons as defined by NI 43-101, prepared the resource estimate. The resource study dated June 24, 2008 was filed on SEDAR on August 29, 2008.

SRK’s resource estimate for the Kuriskova uranium deposit includes results from seven of eight drill holes in 2008, 24 of 30 holes drilled in 2007, 10 of 15 holes drilled in 2006, three holes drilled in late 2005, and 18 holes of the 27 historical diamond drill holes drilled by previous government operators. The hole spacing for this inferred resource ranged between 40 to 150 metres.

Kuriskova Resource Estimate July 2008 (SRK) – Cut-off 0.05%U
Classification	U%	Tonnes	U3 O8%	U3 O8 lbs
Indicated	0.369	685,000	0.435	6,570,000
Inferred	0.254	4,568,000	0.299	30,131,000

Next Steps

Total drilling at the Kuriskova deposit during fiscal 2008—included in, and subsequent to the July resource estimate—was 11,306 metres in 28 core diamond holes. Of this 17 holes totalling 6,659 metres was included in the July resource estimate.

As revealed by the July 2008 resource estimate, the infill drilling program between January 2007 and February 2008 increased the pounds of uranium in the high-grade Main Zone. Overall, the drilling upgraded close to 20 percent of the deposit to the indicated category with an average grade of over 0.4 percent U3O8. The Company’s follow-up plan is to continue infill drilling and resume exploration drilling with the goal of adding pounds of uranium, increasing grade and bringing more of the deposit into the indicated classification.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Subsequent to the July 2008 resource estimate, the Company announced the results of ten diamond drill holes at its Kuriskova deposit released September 10 (eight holes) and October 7 (two holes). The ten infill drill holes, totalling 4,687 metres at Kuriskova include nine holes drilled within the higher grade areas of the Main Zone at depths of between 276 metres and 503 metres and one deep hole, drilled to a depth of 741 metres, added uranium mineralization at depth.

Title, Location, Access and Infrastructure

The current exploration licence is registered as “Cermel-Jahodna – U-Mo, Cu ores”, and was granted on April 19, 2005 by the Geology and Natural Resources Department at the Ministry of the Environment of the Slovak Republic. The licence is valid until April 2009 with Company renewal options, and is subject to a number of conditions. The Company believes it has complied with all required conditions. Licence fees and work commitments are expected to be approximately $10,000 for fiscal 2009 and $35,000 for fiscal 2010.

The Kuriskova property consists of 32 km2 of mineral claims situated in a forest approximately 13 km northwest of the city of Kosice, a regional industrial centre in East-Central Slovakia. The property, which is easily accessible, lies close to the main road between Kosice in the southeast and the town of Spisska Nova Ves in the northwest. The project is accessible off the main road along a network of minor, unsurfaced tracks that traverse the forest, and give access to the project area.

With the exception of a royalty payment to the Government of Slovakia, the Kuriskova project is not known to be subject to any royalties, back-in rights, payments, or other agreements and encumbrances. The Government of Slovakia is entitled to a royalty to be paid as a percentage of net profit. The royalty rate is up to 10%.

Subject to confirmation in future technical studies, the Company assumes that water and power infrastructures will be available.

History

The Company acquired the Kuriskova uranium licence and surrounding claims on June 7, 2005. The acquisition cost of the property was nil. The Company commenced its initial drill program on the property in September 2005.

Uranium mineralization was originally discovered at Kuriskova in 1985. Up to the time of the demise of the Soviet Union in 1989, all uranium exploration and mining in Czechoslovakia was conducted by state-owned organizations. In 1993 the state of Czechoslovakia split into the countries of the Czech and Slovak Republics. Work on state funded projects such as the Kuriskova deposits stopped in 1996 when the country returned to a market economy system and the state stopped funding its mining projects.

Geology

The Kuriskova uranium deposit is part of a belt of largely strata-bound uranium-molybdenum deposits hosted in a sequence of Permian-age meta-volcanic/sedimentary rocks in eastern Slovakia. The Kuriskova deposit is blind and is covered by thick soils and extensive forest cover. The deposit has a northwest-southeast strike, and a variably steep-moderate southwest dip (60 degrees in the upper part, 47 degrees in the lower part). The overall dimensions of the main zone of the deposit, established by drilling, start about 120 metres below the surface and extend to a depth of approximately 650 metres below the surface. The deposit has been defined as approximately 650 metres along strike by 530 metres down-dip with variable thickness.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Uranium and molybdenum mineralization is localized along the contact of overlying (younger) metamorphosed volcanic rocks and an underlying (older) unit of metamorphosed sediments (shales and quartzites). Most of the mineralization occurs within an andesitic volcanic unit and is only rarely observed in the underlying sediments. Uranium mineralization is detectable with a hand-held scintilometer and by outcrops along the meta-andesite – meta-sediment contact above the deposit.

Politics and Environment

The Government of Slovakia is very supportive of the expansion of nuclear power. Slovakia approved a Strategy for Energy Security on October 15, 2008, focused on the next three decades. In this strategy, it is recognized that the energy requirements for the Slovak Republic will need to be sourced from a mixture of energy types, of which nuclear energy will be an important component. At present, nuclear fuels in Europe are only sourced from Russia and France. Taking into consideration the sourcing of raw materials for nuclear energy in the future, it is realistic to expect that nuclear energy producers will require their customers to supply the raw uranium requirements as a form of trade-in payment. Accordingly, the sourcing of raw uranium supply from domestic operations has the potential of decreasing Slovakia’s dependence on foreign sources. The supplying of raw uranium materials to its nuclear energy can be accomplished by amending the relevant Slovak laws and strategic initiatives, including the Raw Material Policy, to create a suitable legislative climate for the mining and use of raw material produced in Slovakia such as that from Jahodna (Kuriskova), Novoveska Huta and Kalnica-Selec.

Opposition to nuclear power and uranium mining by non-governmental organizations has been noted as is typical for projects of this nature. The Company is addressing these concerns through public consultation and is actively meeting with local community members to assess any concerns they might have, and conducted environmental and social impact studies during 2008. The Company would not proceed to development when it was confident that the project would comply with environmental requirements utilizing best industry practices.

URANIUM - NOVOVESKA HUTA, SLOVAKIA (100% interest)

Resource

Novoveska Huta Historical Uranium Deposit (Uranpres, DANIEL J. et al., 1986) Slovak P & Z-3 Resource Category(1)
Uranium(2) U3 08%	Tonnes	Uranium lbs U3 08
0.075	12,000,000	19,970,000

(1) The Company has reviewed the above historical resource estimates and views them relevant. The Company believes that the historical resource estimates are reliable based on the historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company's deposits in particular. The above Slovak Resource Category is a combination of P and Z-3, which is roughly analogous to the Canadian Institute of Mining, Metallurgy and Petroleum's definition for Inferred Resources. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not classified according to CIM's Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates at they are not compliant with Canada’s National Instrument 43-101 standards.

(2) Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17.

By mid-2009, the Company expects to complete a resource estimate compliant with National Instrument 43-101 standards for the Novoveska Huta uranium deposit. Total drilling, including confirmation and step-out drilling on the deposit during fiscal 2008 was 4,131 meters in eight core holes. The upcoming resource estimate will include the results of drilling in the first and second fiscal quarters of 2009, the fiscal 2008 drill program, and five holes totalling 2,810 metres completed October 2006 to September 2007. The drill program is also intended to confirm historical information including more than 40 surface drill holes and 662 underground chip samples collected by the property’s prior owners.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company acquired Novoveska Huta, consisting of 21.5 km² in a single exploration licence, in June 2005. The property, once a producing copper mine with open pit and underground operations, was shut down in the early 1990's due to low commodity prices and the collapse of the former socialist economy. The previous owner completed underground development exceeding 5,500 metres on 5 vertical levels. The Novoveska Huta property is included in the Spisska Nova Ves mining and exploration licence. The Company has no asset retirement obligations relating to the Spisska Nova Ves mining licence.

In June 2008, the Company reported drill results from 12 diamond drill holes totaling 5,540 metres on the deposit. The holes, drilled to depths of between 200 to 657 metres, were designed to twin historical holes as well as explore the deposit to the east and provide structural analysis of the deposit. Drill results which have been reported are from one hole drilled in 2006, nine drilled in 2007and two in 2008.

On September 10, 2008 the Company released the results of one step-out hole at Novoveska Huta, LH-NH-12, drilled to a depth of 785 metres. The hole was drilled 166 metres east of previously disclosed hole LH-NH-11. Results from the downhole radiometric logging of hole LH-NH-12 are as follows:

Novoveska Huta Uranium Deposit, Slovakia
Hole	Intersection	From	To	Length	% eU3 O8
	I*	690.2	696.4	6.2	0.157
LH-NH-12	II*	755.8	779.8	24	0.106
	including	755.8	773.4	17.6	0.131
* Two intersections of LH-NH-12 are from the same mineralized body truncated by a fault

The step-out hole demonstrated that mineralization at Novoveska Huta extends along strike to the east. The Company plans to focus the next stage of exploration on better defining the higher-grade portion of the deposit, on expanding the overall resource and on heading toward a National Instrument 43-101 and CIM compliant resource estimate.

URANIUM – SPISSKA TEPLICA, SLOVAKIA (100% interest)

Property Description and History

The Company has a 100% interest in the Svabovce and Spissky Stiavnik deposits in eastern Slovakia. There are at least seven documented occurrences of Permian sandstone-hosted uranium mineralization within the 45 square kilometre Spisska Teplica exploration licence. These include two partially mined-out underground mine occurrences that host historically estimated uranium resources. A digital database of historical exploration, development and mining information is currently under review.

Both the Svabovce and the Spissky Stiavnik historical estimates were completed by Uranovy Prieskum in 1968 and 1970. The historic resource estimate gave the following results:

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Historical Uranium Deposits (Uranovy Prieskum, 1968-70 (1) ) Slovak Resource Category
	Uranium (2) U3 O8%	Tonnes	Uranium lbs U3 O8
Svabovce	0.224	1,489,000	7,350,000
Spissky Stiavnik	0.200	294,000	1,300,000

The historical estimates were completed using a block model method and a cutoff grade of 0.015% .

(1) The Company has reviewed the above historical resource estimates and views them relevant. The historic exploitation of Slovak deposits in general and metallurgical test records acquired with the Company’s deposits in particular suggests the reliability of the historical resource estimates. The above Slovak Resource Category is a combination of P and Z-3, which is roughly analogous to the CIM definitions for Inferred Resources. The Company has not, however, done the work necessary to verify the classification of the resources and the resources are not classified according to the Canadian Institute of Mining, Metallurgy and Petroleum’s Standards on Mineral Resources and Reserves Definitions. Investors are cautioned not to rely upon these estimates.

(2) Uranium metal (U) grades were converted to uranium oxide (U3O8) grades using a factor of 1.17.

Exploration

The Company plans to catalogue and interpret historic data from the deposits within the Spisska Teplica exploration licence, with the intent of using this data to form the design basis of an exploration program.

URANIUM – USA

In 2008 the Company determined that its USA uranium properties held by its US subsidiary were non-core assets and announced the sale of the subsidiary on October 3, 2008. See the Uranium Mineral Properties section below for further details on the disposal.

GOLD – KREMNICA, SLOVAKIA (100% interest)

Reserve and Resource

The Kremnica gold deposit has a probable reserve of gold and silver as well as a measured and indicated resource of gold and silver. The probable reserve consists of 730,500 ounces of gold and 5,781,400 ounces of silver in 16,229,000 tonnes of material grading 1.40 grams of gold per tonne and 11.08 grams of silver per tonne, based upon 6,000 tonnes per day of production. The measured and indicated resource, using a 0.5 grams AuEq per tonne cut-off, consists of 1,040,629 ounces of gold and 8,634,180 ounces of silver contained in 23.6 million tonnes at an average grade of 1.37 grams gold per tonne and 11.36 grams silver per tonne. There is an additional inferred resource of 344,961 ounces of gold and 2,135,151 ounces of silver contained in 10.6 million tonnes at an average grade of 1.01 grams gold per tonne and 6.27 grams silver per tonne.

The reserve and resource are based on a pre-feasibility study of Kremnica prepared by Beacon Hill Consultants (1988) Ltd. of Vancouver. The Company filed the pre-feasibility study on SEDAR on July 13, 2007.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Kremnica Gold Deposit, Resource Estimate (Beacon Hill, July 2007)

Category	Cut-off Grade g/t AuEq	Tonnes	Au g/t	Ag g/t	AuE q g/t (1)	Au Ounces	Ag Ounces	Au Equivalent Ounces
Measured	0.50	8,228,885	1.61	13.32	1.81	425,157	3,525,070	478,070
Indicated	0.50	15,413,258	1.24	10.31	1.40	615,472	5,109,110	691,786
Measured	0.50	23,642,143	1.37	11.36	1.54	1,040,629	8,634,180	1,169,856
+Indicated
Inferred	0.50	10,591,781	1.01	6.27	1.11	344,961	2,135,151	376,972
(1) AuEq is based upon 66.7:1 Au:Ag.

The resource is located within a zone called Sturec. The resource estimate includes the results of 41 infill reverse circulation drill holes completed by the Company in 2005 as well as 79 historical diamond drill holes, 3,148 historic underground samples and 21 historic underground drill holes. In addition, nine bench channels were sampled that yielded a total of 317 individual samples. Drill hole spacing was reduced from approximately 100 metres by 50 metres to 50 metres by 50 metres during the 2005 infill drilling program.

The pre-feasibility study's base case indicates that the project could recover 674,437 ounces of gold with an internal after tax rate of return (IRR) of approximately 13%, assuming a gold price of US$525 per ounce and a silver price of US$9.25 per ounce. The pre-feasibility study also indicated an IRR of 26% assuming a gold price of US$675 per ounce. The Company is progressing with its efforts to optimize the project's economics.

Next Steps

Kremnica has historically produced more than 1.5 million ounces of gold, essentially from one vein system. This epithermal vein represents only a small fraction of an area of at least 120 square kilometers of Tertiary-age volcanic rocks. These rocks exhibit alteration and geochemical anomalies indicating the possibility of additional significant mineralization. Although there has been some reconnaissance exploration in the surrounding prospective ground, most exploration has focused on the footprint of the historic mining. The Company believes that there is the potential to discover one or more additional mineralized systems similar to Kremnica in the adjacent ground within the Company’s exploration licences, to the south of the historic resource.

The Company’s staff are compiling the historic exploration data along with data generated during the 2008 geochemical sampling program to produce a district-scale compilation of geologic, structural, geochemical and geophysical data. It is expected that the result of this compilation will be the generation of new targets which may be worthy of follow up.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Kremnica Gold Project pre-feasibility study summary (Beacon Hill, May 2007)

Gold Recovered (life of mine)		674,500 ounces
Silver Recovered (life of mine)		3,739,000 ounces
Gold Price Used		US$525/oz
Silver Price Used		US$9.25/oz

Capital Cost (millions)		US$106.2
Ongoing Capital and Reclamation (millions)		US$24.2
Operating Cost per Gold Equivalent Ounce		US$227.00

Production Rate (tonnes milled per day)		6,000
Strip Ratio (Ore to Waste)		1.61
Metallurgical Recovery (Gold)		93.0%
Metallurgical Recovery (Silver)		66.0%

Mine Life		7.7 years
Approximate Payback Period		4.4 years
Gold Price	Cash flow (After Tax)	IRR
(US$ per ounce)	(US$ millions)
$375	($12,617)	-2.55%
$425	$17,198	3.29%
$475	$46,802	8.53%
$525 (Base Case)	$75,028	13.08%
$575	$101,895	17.07%
$625	$128,762	20.79%
$675	$169,063	26.00%

Title, Location, Access and Infrastructure

The Kremnica project comprises three contiguous properties: the Kremnica mining licence, called MHD-D.P.12 and the Lutila and Vyhne exploration licences, which, based on the Slovak JTSK coordinate system, are 11.79 km2,63.11 km2 and 36.86 km2 in area, respectively. The mining licence and exploration licence have been legally surveyed, are contiguous and cover all known mineralized areas within the Kremnica district.

The property is comprised of the Kremnica mining licence, which expires in June 2009, and also the Lutila and Vyhne exploration licences, which expire in March 2012 and February 2009, respectively, with Company renewal options. Aggregate licence fees and work commitments are expected to be approximately $118,000 for fiscal 2009 and $140,000 for fiscal 2010.

All known mineral resources, as well as potential areas for future operations, waste rock disposal, tailings dam sites, and processing plant sites, are contained within the mining and exploration licences. According to the MHD-D.P.12 mining licence, the Mining Bureau permits new mining projects. The current permit allows only for protection and preservation of the old mine workings and is valid until December 2010, after which a new permit for work must be obtained.

With the exception of a royalty payment to the Government of Slovakia, the Kremnica project is not known to be subject to any royalties, back-in rights, payments, or other agreements and encumbrances. The Government of Slovakia is entitled to a royalty of 5%.

Attached to the Kremnica gold mining licence is an asset retirement obligation of $90,392 as at September 30, 2008. The primary obligation is for the restoration of the previously-mined open pit. Based on the Company’s mine development plans, settlement of this liability is expected to occur in 2022. The total undiscounted amount of estimated cash flows to settle the obligation is estimated to be $1,161,000. This amount was discounted at a credit-adjusted risk-free rate of 20% to estimate the fair value of $90,392.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Kremnica property is located in central Slovakia, approximately 190 km northeast of Vienna, Austria (a four-hour drive). The town of Kremnica (pop. 6,000) and several hundred privately owned properties lie within the boundaries of the mining licence. The town is 17 km west of central Slovakia's largest city, Banska Bystrica and is accessible by train from Bratislava, the capital and largest city in Slovakia. Paved roads and a network of old mining and forestry tracks service the property.

The core of the mining area has been set aside by the township for the purpose of mining and a very limited number of houses exist in this core area. Virtually all of the land required for the proposed project belongs to the Town of Kremnica, State Land Fund, or the State Department of Forestry. Negotiations with the State for mining rights to these lands are expected to be straightforward. It is likely that a future mining operation would consider purchasing some privately owned land. Current legislation in Slovakia provides for State resumption of surface rights for the purpose of mine development. This court-ordered process is intended to prevent a landowner(s) from halting the development of a mining project that is beneficial to the State.

High voltage power lines pass through the margins of the mining lease, and connection to the national grid is possible. A network of historic water storage impounds associated with the mining history of the area may provide an adequate water supply. The property is large enough for and has potential sites for waste rock disposal, tailings dam sites, and a processing plant.

History

Gold mining commenced at Kremnica as early as the 8th century and is relatively well documented from the year 1328 forward. Production has totalled 46,000 kg (1.5 million ounces) gold and 208,000 kg (6.7 million ounces) silver. Production was from open pits and underground mine workings.

Extensive underground mining occurred within an area 4 km long x 2 km wide. The largest relic of past mining is a surface depression in the Sturec area measuring 600 m long x up to 200 m wide x 100 m deep. The district is pockmarked with hundreds of pits, collapsed shafts, and adits.

From 1987 to 1992 Kremnica had an open pit mine but it was abandoned as unprofitable. The mine produced 50,028 tonnes averaging 1.54 g/t gold. The ore was treated in a cyanide mill located in the town of Kremnica that operated at about 30 tonnes per day. At the time of abandonment, the price of gold was trading in the range of US$330 per ounce to $360 per ounce. The Company acquired the property in 2003.

Geology

The predominant host rock in the Kremnica district is Tertiary andesite. It occurs as flows with minor interbedded tuffs and breccias. Diorites have been intersected in some drill holes and are thought to be both pre- and post-andesite. Rhyolite dikes are localized in north-south and southeast-striking structures. Rhyolite is relatively rare in the deposit, occurring as narrow dikes at the north end of the deposit and at depth. The Tertiary volcanic sequence overlies Mesozoic limestone, which has been detected in some of the deeper drill holes in the district. These rocks are cut by north- to northeast-striking, steeply dipping faults that form a series of horsts and grabens.

There are two major vein systems at Kremnica. The principal system, called the “First Vein System”, strikes north to north-northeast through the centre of the district, and is the focus of the exploration activity. The “Second Vein System” is underneath the town of Kremnica and consists of north and northwest-striking veins. Due to its location beneath the town of Kremnica, the second vein system is not considered a viable exploration target.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Politics and Environment

There is opposition to mine development by non-governmental organizations and a number of residents of the town of Kremnica. The Company is addressing these concerns through public consultation and education, largely through the community information office established in Kremnica in June 2007. The Company is committed to acquiring a social licence to operate and to the sustainability of mining in the area.

A primary environmental objective for mine development, operations and post-mining reclamation is to protect the regional groundwater and surface waters through proper location, construction and maintenance of the tailings storage facility (the “TSF”) as well as constructing a cyanide destruction facility in the process plant. The Company believes the Kremnica project has an appropriate TSF location that complies with Slovakian environmental legislation. The site is generally grassed with only a small portion of forest. The environmental impacts are expected to be relatively low.

The proposed TSF location also has other advantages, including the following:

  It is within a valley, and therefore generally hidden from view;
  The catchment area above the impoundment is relatively small, and water management will have lower costs than other options;
  It is close to the open pit, to avoid excessive costs for tailings delivery and hauling of waste rock; and
  It is downhill from the proposed plant, allowing gravity flow of the tailings.

The primary objective of the closure and reclamation initiatives will be to transform the plant and waste facility sites into an integrated component of the surrounding ecosystem, mimicking the pre-mining usage of this area. There is potential to add value to the pre-mining use of the area during closure. For example, a sports field could be built on the tailings impoundment or tourist facilities could be erected at the mine site. Ongoing public consultation on this issue will be considered when discussing mine closure. The TSF closure design will be required to maintain long-term physical and geochemical stability, to protect the downstream environment, and to manage surface water.

Upon mine closure, surface facilities will be removed in stages and full reclamation of the TSF will be initiated. General aspects of the closure plan include:

  Revegetating the embankment face using topsoil stockpiled from stripping activities immediately after construction of the final embankment;
  Selectively discharging tailings around the TSF during the final years of operations to establish a final tailings beach that will facilitate surface water management and reclamation;
  Dismantling and removing the tailings and reclaim delivery systems and all pipelines, structures, and equipment not required beyond mine closure;
  Removing and possibly treating excess ponded water within the impoundment;
  Constructing a dry engineered cover over the tailings surface. The excess clean waste rock will be used to cover the tailings surface followed by a layer of topsoil;
  Removing the seepage monitoring system when water quality is shown to be acceptable;
  Removing and regrading all access roads, ponds, ditches, and borrow areas; and
  Ensuring the long-term stabilization of all exposed erodible materials.

GOLD – CURRAGHINALT, NORTHERN IRELAND (100% interest)

Resource

The Curraghinalt gold deposit has an indicated resource of 250,000 ounces of gold contained in 570,000 tonnes of material with an average grade of 13.95 grams of gold per tonne and an inferred resource of 350,000 ounces of gold contained in 640,000 tonnes of material with an average grade of 17.15 grams of gold per tonne based on a cut-off of six grams of gold per tonne and a minimum vein width of one metre.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The resource estimate is from a study prepared by independent consultant Micon International Limited of Toronto. The Micon employee responsible for the study was Dibya Kanti Mukhopadhyay, an Independent Qualified Person as defined by Canada’s National Instrument 43-101 policy for the disclosure of mineral projects. The resource study, dated November 29, 2007, was filed on SEDAR on January 17, 2008.

The resource estimate is based on 264 drill holes with hole spacing ranging between 30 and 100 metre centres. The study incorporated results from a 24-hole, 11,934-metre drilling program conducted by the Company in calendar 2006 and calendar 2007 which confirmed that the mineralized resource zone extends a further 300 metres to the southeast and remains open. Deep drilling to the northwest confirms that all the primary resource veins are present, and several new veins have been identified. A detailed structural review has considerably enhanced the Company's understanding of the deposit.

Curraghinalt Gold Deposit, Indicated & Inferred Resource (Micon, November 2007)

Indicated Resources			Inferred Resources
Tonnes	Grade (g/t)	Ounces	Tonnes	Grade (g/t)	Ounces
570,000	13.95	250,000	640,000	17.15	350,000
Cut-off Grade 6 g/t gold, > 1m Thickness

Next Steps

During fiscal 2008, Tournigan completed 2,390 metres of core infill and step-out drilling. The Company believes the Curraghinalt property has substantial exploration potential.

On February 28, 2008, the Company provided the results of CT-53, a deep drill hole at Curraghinalt. The hole was not included in the November 29, 2007 resource estimate as it was completed post deadline for resource evaluation. CT-53 was drilled to a depth of 501 metres and located to the north of the main resource zone. It was drilled as part of a program to test the down dip extension of the main resource. The hole intersected 16 mineralized veins including seven of particularly high grade. CT-53 returned similar vein grades and widths to those recorded in hole CT-26; the last deep hole in the deposit that was included in the November resource estimate.

Highlights include:

From	To	Width (m)	g/t Au
57.25	58.25	1.00	9.0
78.37	79.37	1.00	9.7
165.64	166.64	1.00	18.1
175.58	176.58	1.00	10.6
370.04	371.04	1.00	15.7
430.07	431.12	1.05	66.9
444.79	445.79	1.00	22.8

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Dalradian Gold Limited (“Dalradian Gold”) Earn-In Option Agreement

On December 22, 2008 the Company announced a binding earn-in option agreement for its Northern Ireland gold properties held through its wholly-owned subsidiary Dalradian Gold. Under the terms of the option agreement, C3 Resources, Inc. (“C3 Resources”) has the option to pay the Company a total of $9,250,000 in four staged payments in exchange for increased equity interests totalling up to 90% in Dalradian Gold, in addition to C3 Resources funding 100% of the project expenditures until the completion of a bankable feasibility study (the “Option”). The payments were or will be paid by C3 Resources to the Company in the following earn-in phases:

(a)     Up-front payments of $1,000,000 paid as follows: $375,000 (paid in October 2008), $450,000 to be paid on receipt of approval for the transaction from the TSX Venture Exchange (paid in January 2009), and a further $175,000 which is payable on or before March 31, 2009;

(b)     $3,250,000 upon the completion of an updated NI 43-101 compliant resource definition, on or before December 31, 2010 (the “First Earn-In”);

(c)     $1,750,000 upon completion of a NI 43-101 compliant pre-feasibility report, on or before December 31, 2011 (the “Second Earn-In”); and,

(d)     $3,250,000 upon completion of a NI 43-101 compliant bankable feasibility study, on or before June 30, 2013 (the “Third Earn-In”).

Upon completion of the First Earn-In, C3 Resources will hold an equity interest of 51% in Dalradian Gold, and the Company and C3 Resources will enter into joint-venture agreement. C3 Resources will have the option to continue to solely fund the activities required to complete the Second Earn-In (67% interest) and to subsequently continue to solely fund the activities required to complete the Third Earn-In (90% interest). Alternatively, if C3 Resources has paid the Company total of $8,250,000 pursuant to the First, Second and Third Earn-Ins, C3 Resources will be deemed to have satisfied and exercised the Third Earn-In and will be entitled to exercise an Advanced Earn-In option to purchase an additional 23% interest, resulting in an aggregate 90% equity interest in Dalradian Gold. The Company may then participate in the Dalradian Gold project by sharing expenditures with C3 Resources on a pro rata basis, or convert its 10% interest to a 5% net profits interest royalty with respect to precious metals production and a 1% net smelter return royalty with respect to base metals production.

Alternatively, after exercising the option to earn the First Earn-In (51% interest), C3 Resources may choose not to continue to solely fund the activities required to continue increasing its interest in Dalradian Gold, at which time the Company and C3 Resources would participate in Dalradian Gold on a pro rata basis pursuant to the joint-venture agreement.

Title, Location, Access and Infrastructure

The Curraghinalt property consists of approximately 844 square kilometres contained in four contiguous prospecting licences , which expire between April 2009 and January 2010 with Company renewal options. The licences are located in County Tyrone in Northern Ireland, approximately 15 kilometres northeast of the town of Omagh (pop. 17,000) and 127 kilometres west of Belfast (a 1.5 hour drive).

The mineral rights conferred by the licences are held in the name of Dalradian Gold Limited (formerly Ulster Minerals Limited) under terms of Licence Agreements with the Government of Northern Ireland (Department of Enterprise Trade and Investment) for base metals, and the Crown Estate Commission for precious metals. Production is subject to a 2% net smelter royalty payable to Minco plc. Aggregate licence and work commitments are expected to be approximately $1,125,000 for fiscal 2009 and $365,000 for fiscal 2010.

Highways, public roads, private roads and local farm tracks provide access to and run within the property boundaries. Within the property boundaries there are ample sources of water. A major power line substation is located at Plumbridge, approximately nine km northwest of the property and roughly six km north of the village of Gortin. The claim block is sufficiently large for the location of mine infrastructure requirements such as mill and office buildings, waste dumps and tailings storage areas.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

History

In November 2002, the Company signed a letter of agreement to acquire up to a 75% interest in the two Prospecting Licences. A further agreement dated February 12, 2004 consolidated the Company’s interest to 100% in both licences through an acquisition by the Company of Ulster Minerals, which at that time was Strongbow’s Exploration Inc.’s wholly-owned subsidiary. Closing took place on December 16, 2004. Consideration for the acquisition of Ulster Minerals was 5,000,000 common shares of the Company at a fair value of $2,350,000. In 2007, the Company issued a further 500,000 common shares to Strongbow to terminate Strongbow’s rights to future share or cash payments from the Company.

The Company began exploration work on the property in April 2003. Since then the Company has completed a detailed project compilation and review of the historical database, performed underground mapping, structural analysis, soil geochemical surveys, infill and step-out drilling and limited geophysical surveys over the entire Curraghinalt vein system. In addition, numerous other promising targets have been identified that may expand the currently defined resource.

Previous exploration at Curraghinalt in the 1980's and 1990's consisted of more than 17,000 metres of drilling and 697 metres of underground development work as well as extensive surface trenching.

Geology

Curraghinalt is a high-grade mesothermal quartz-sulphide gold vein system. The geology of the property consists primarily of a sequence of meta-sedimentary rocks consisting of pelites, semi-pelites, and psammites. Gold occurs in quartz veins ranging in thickness from a few centimetres to over three metres (average width approximately 1.2 metres) within a west-northwest trending vein swarm.

Politics and Environment

The Company intends to conduct appropriate environmental studies and would proceed to development only when it was confident that the project would comply with environmental requirements. The Company has been advised that the Owenkillew River has been designated by the Government of Northern Ireland as an Area of Special Scientific Interest due to the presence of certain flora and fauna. The river drains that part of the property containing the Curraghinalt gold deposit via the Curraghinalt and Attagh Burn streams and the Glenlark River.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following tables provide a brief summary of the Company’s financial operations. For more detailed information, refer to the consolidated financial statements.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF FINANCIAL RESULTS - COMPARISON OF THE YEAR ENDED SEPTEMBER 30, 2008 WITH THE 13 MONTHS ENDED SEPTEMBER 30, 2007

	Year Ended	13 Months Ended	Year Ended
	September 30,	September 30,	August 31,
	2008	2007	2006
	$	$	$
Total assets	53,714,333	68,738,416	61,105,539
Mineral properties	38,319,555	33,153,831	16,580,090
Shareholders’ equity	51,682,097	64,582,260	59,509,117
Net loss	(15,291,884)	(7,278,971)	(8,709,403)
Loss per share	(0.12)	(0.06)	(0.10)

Overview

Since September 1, 2005 the Company has received cash from financing activities of $57,712,465, substantially all from the issuance of share capital. The Company used cash of $35,122,680 in investing activities, primarily mineral property expenditures, and $11,570,252 to fund its operating activities. As at September 30, 2008 the Company’s cash balance was $12,666,749.

For the periods presented, the Company had no revenues, no longer term debt and did not declare or pay any dividends. The Company incurred a net loss of $15,291,884 or $0.12 per share in fiscal 2008, an increase of $8,012,913 from the fiscal 2007 net loss of $7,278,971. The weighted average number of common shares increased to 122,697,859 in 2008 from 115,491,071 in 2007, mainly as a result of the warrants exercised in fiscal 2007.

Exploration Property Costs Expensed

Exploration property costs expensed, net of mineral property earn-in income, was $8,608,138 for fiscal 2008 compared with $827,582 for fiscal 2007. The increase was largely due to mineral property costs written-off. In the first quarter 2008, the Company decided to abandon the Brehov precious metals and VMS property located in Slovakia. The Company terminated its earn-in agreement for the Brehov property and did not renew the surrounding Novosad exploration licence. Brehov deferred exploration costs in the amount of $345,114 were written off in the first quarter 2008. In the third quarter 2008 the Company terminated its earn-in agreement with AuEx Ventures Inc. for three gold and gold-silver properties in Nevada, U.S.A. Deferred exploration costs in the amount of $734,308 were written-off. In October 2008 the Company announced the sale of Tournigan USA Inc. Based on the fair value of the expected disposal proceeds, the Company determined its USA uranium properties were fully impaired and recorded a write-off of $7,131,046 in the fourth quarter of fiscal 2008. Property investigation expenses were $300,586 in fiscal 2008 compared with $874,476 in 2007. These costs mainly related to the pursuit of investment opportunities in Eastern Europe.

Expenses

Expenses decreased to $6,873,335 in 2008 from $8,326,111 in fiscal 2007. Generally expenses decreased due to fiscal 2007 being a thirteen month period instead of a twelve month period.

Employee salaries and fees to directors and contractors increased by $290,963 to $2,521,037 for fiscal 2008 compared with 2007. The increase mainly relates to severance costs of $733,709 in fiscal 2008 compared with $225,051 in fiscal 2007. Subsequent to September 30, 2008 the Company decided to close its Vancouver head office and terminated five head office employees. Severance costs related to these terminations are expected to be approximately $380,000 and will be recorded in fiscal 2009. The Company has outsourced its CFO, Corporate Secretary and accounting functions to reduce its costs.

Employee and director stock options are measured at their fair value on the grant date and recognized over the vesting period. Non-employee stock options issued to contractors and consultants are measured at their fair value on date of vesting. Prior to vesting, non-employee stock options are recognized based on the service provided to the reporting date and then-current fair values, which are correlated to changes in the Company’s stock price and its volatility. The costs of stock-based compensation are allocated between the statement of loss as stock-based compensation expense and the balance sheet as capitalized exploration property costs.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following schedules present the details and changes in the components of stock-based compensation for fiscal 2008 compared with fiscal 2007:

	Change $	Year Ended September 30, 2008 $	13 Months Ended September 30, 2007 $
Employees and directors	(577,434)	1,837,176	2,414,610
Non-employees	(1,281,776)	(230,869)	1,050,907
Total stock-based compensation cost	(1,859,210)	1,606,307	3,465,517
Less: capitalized to exploration properties	626,099	(25,852)	(651,951)

Stock-based compensation expense	(1,233,111)	1,580,455	2,813,566

Total stock-based compensation cost decreased by $1,859,210, mainly due to the decrease in stock-based compensation cost for non-employees of $1,281,776. The fair value of unvested non-employee stock options significantly declined in 2008 compared with a significant increase in fiscal 2007. The Company’s share price decreased by 92% to $0.22 in fiscal 2008 compared with an increase of 37% to $2.80 in fiscal 2007. Due to the decline in the fair value of unvested non-employee options, portions of previously-recorded non-employee stock-based compensation were reversed in both the statement of loss and from deferred exploration property costs in fiscal 2008. Otherwise the decrease in total stock-based compensation cost and expense was due to the decline in the fair values of stock options granted in 2008 compared with 2007, which once again reflected the decline in the Company’s share price.

Public, government and investor relations expense increased by $89,343 to $1,029,111 for fiscal 2008 compared with 2007. These costs mainly relate to the Company’s activities in Slovakia to facilitate the permitting of its uranium projects. Audit, legal and other professional expense decreased to $555,364 from $1,011,531 in 2007. The $456,167 decrease was due to 2007 costs related to SOX and audit, accounting and legal fees for the Company’s financial restatement.

Other Income (Expense)

Interest income decreased by $944,999 to $825,081 for fiscal 2008 mainly due to the decrease in interest-bearing deposits and short-term investments. Interest income is expected to continue to decline as the Company consumes its cash. Financial advisory fees of $298,404 were incurred in 2008 (and will be incurred in fiscal 2009) to assist the Company in evaluating corporate alternatives to maximize shareholder value. Due to significant and prolonged declines in the fair values of the Company’s marketable securities, the Company recorded an impairment loss on marketable securities of $216,340 in the fourth quarter of fiscal 2008. Deferred reorganization costs of $149,671 were written off in fiscal 2008 as the Company has no plans to complete the previously proposed reorganization.

Uranium Mineral Properties

The uranium property balances increased by $2,710,145 to $15,024,618 as at September 30, 2008. Expenditures on Slovakian and USA uranium were partially offset by the full write-down of USA uranium.

Expenditures on the Kuriskova property were $6,133,380 in fiscal 2008 compared with $3,671,599 for fiscal 2007. Mapping and surveying costs decreased to $72,609 in 2008 from $604,337 as the Company performed an airborne survey in 2007. Drilling and assay costs were $4,403,834 in 2008 compared with $2,298,291 in fiscal 2007. The Company substantially increased its drilling with 11,000 metres drilled in 2008 compared with 6,000 metres in 2007. The costs of studies and evaluations increased to $812,662 in 2008 compared with $131,217 in 2007 as the Company released two resource estimates in fiscal 2008. Other Slovakian uranium property costs capitalized for fiscal 2008 were $1,760,598 compared with $1,644,032 in 2007. Most of these costs are for the Novoveska Huta property. The Company incurred $1,419,199 in drilling and assay costs in 2008 for the drilling of 4,131 metres compared with 2007 costs of $749,028. The 2007 included $587,796 in mapping and surveying costs, mainly for the airborne survey.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company incurred 2008 costs of $1,947,213 for its uranium exploration properties in the United States compared with $4,056,243 in 2007. In October 2007 the Company entered into an agreement to acquire 100 per cent ownership of its U.S. uranium properties from Sweetwater River Resources LLC (the “Sweetwater Buyout”). Prior to closing of the Sweetwater Buyout, the Company’s interests in the properties were held through its option agreement with Sweetwater. Closing of the acquisition occurred on February 29, 2008. Thereafter, the USA uranium assets were held by the Company’s wholly-owned subsidiary Tournigan USA Inc. (“TUSA”). Total Sweetwater Buyout consideration was $1,100,815. The Company paid $592,000 and US$50,000 of which $100,000 was placed in escrow and, in addition, the Company issued 340,000 shares to Sweetwater at a fair value of $1.35 per common share. The escrowed monies were released to Sweetwater on January 9, 2009. The Company revalued its asset retirement obligation costs capitalized and decreased the property balance by $901,423 in fiscal 2008.

On October 2, 2008 the Company announced a binding agreement to dispose of TUSA to Fischer-Watt Gold Company, Inc. (“Fischer-Watt”). Fischer-Watt will acquire TUSA for an earn-in structure and certain deferred cash payments. Fischer-Watt will grant the Company a 30% carried interest in respect of each TUSA property up to the completion of a feasibility study for any project encompassing any such property (a “Project”). Upon completion of a feasibility study, the Company’s carried interest in respect of such property will convert into a 30% working interest in the Project or the Company will have the option to dilute down to a 5% net profits interest. Fischer-Watt will deliver to the Company at closing a promissory note in the amount of US$309,500, subject to a closing date working capital adjustment (the “Promissory Note”). Fischer-Watt will also secure the release of TUSA’s reclamation bonds and reimburse the Company the amount of US$930,000 less any applicable reclamation costs (the “Reclamation Receivable”). The Reclamation Receivable is expected to be in the amount of approximately US$875,000. Both the Promissory Note and the Reclamation Receivable are unsecured, non-interest-bearing and due August 31, 2009. The transaction is expected to close in February 2009. Fischer-Watt is a Nevada-incorporated mineral exploration and development company with an existing gold property in Arizona. The Chairman, President and CEO of Fischer-Watt is Mr. Peter Bojtos, who is a director of the Company. The TSX-V has approved this related party transaction. Based on the fair value of the disposal proceeds, the Company determined its USA uranium assets were fully impaired and recorded a write-off of $7,131,046 in the year ended September 30, 2008. The disposition is expected to occur in February 2009.

Gold Mineral Properties

Gold property balances increased by $2,916,276 to $23,294,937 as at September 30, 2008. Expenditures on Kremnica and Northern Ireland were partially offset by the write-off of the Company’s Nevada assets.

Expenditures on the Kremnica gold property were $2,067,355 in fiscal 2008 compared with $3,239,535 in fiscal 2007. Drilling and assay costs of $1,056,112 incurred in 2008 mainly related to confirmation drilling of 2,215 metres. Drilling and assay costs in 2007 were $875,572 for exploration drilling of approximately 800 metres on Kremnica South. The costs of studies and evaluations were $530,352 in 2007 and primarily for the pre-feasibility study announced in May 2007.

Expenditures on Northern Ireland were $1,538,289 in fiscal 2008 as compared with $3,171,450 in fiscal 2007. The 2007 amount includes $1,407,850 in acquisition costs. In February 2007, the Company renegotiated the purchase and sale agreement related to its wholly-owned subsidiary, Dalradian Gold Limited, which holds the Company’s mineral exploration licences. The Company issued 500,000 common shares at a fair value of $1,400,000 to Strongbow Exploration Inc. as consideration to terminate the Company’s remaining contingent common share and income tax benefit obligations to Strongbow. Excluding 2007 acquisition costs, exploration and development costs decreased by $225,311 to $1,538,289 in fiscal 2008. Drilling and assay costs were $704,615 in 2008 as the Company drilled 2,390 metres. Studies and evaluation costs of $157,143 in fiscal 2008 were mainly for the new resource estimate released in December 2007.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Restricted Deposits and Asset Retirement Obligations

The Company’s asset retirement obligations were $145,507 as at September 30, 2008 compared with $985,692 as at September 30, 2007. In fiscal 2007 the Company commenced site preparation and exploration drilling on its properties in Arizona and Wyoming. In fiscal 2008 the Company ceased these activities and commenced remediation of these sites. The asset retirement obligation was adjusted downward to $55,115 based on the remediation work performed and new estimated cash flows. The Company provided reclamation deposits of $985,707 (US$930,000) with USA Government agencies for its legal obligations for site restoration and clean-up costs. These restricted deposits and the related asset retirement obligation are expected to be disposed to Fischer-Watt in February 2009. Accordingly, the restricted deposits and asset retirement obligations have been presented as current assets and liabilities.

In Slovakia, the Company’s asset retirement obligation was $90,392 as at September 30, 2008 compared with $59,133 as at September 30, 2007. This obligation is attached to the Kremnica gold property mining licence. The primary obligation is for the restoration of the previously-mined open pit. Based on the Company’s mine development plans, settlement of this liability is expected to occur in 2022. The total undiscounted amount of estimated cash flows to settle the obligation is estimated to be $1,161,000 (September 30, 2007 - $911,000). This amount was discounted at a credit-adjusted risk-free rate of 20% to the estimate fair value as at September 30, 2008.

Property and Equipment

In October 2007 the Company relocated its Vancouver head office from premises shared with Longview Capital Partners Incorporated (“Longview”), a company related by way of common directors. Longview agreed to pay the Company $300,000 for the Company’s office relocation costs, of which $157,775 has been accounted for as proceeds on disposal of property and equipment. This amount equalled the net book value of the property and equipment disposed with no gain or loss. The remaining $142,225 was included in other income as a recovery of office relocation costs. Additions to property and equipment were $481,261 in 2008 compared with $351,716 in fiscal 2007. In both periods these costs mainly related to head office furniture and leasehold improvements due to head office relocations. In December 2008 the Company decided to close its Vancouver head office and is actively seeking to sub-lease or assign its head office operating lease. The costs of these restructuring activities will be assessed and recorded in fiscal 2009.

Working Capital

Working capital was $12,570,015 as at September 30, 2008 compared with $30,632,888 as at September 30, 2007. The $18,062,873 decrease was mainly due to cash used in operations and mineral property investing activities. Marketable securities decreased by $379,083 to $29,660 as at September 30, 2008 mainly due to mark-to-market losses. Restricted deposits of US$930,000 were reclassified to current assets. Accounts payable and accrued liabilities decreased by $1,283,735 to $1,886,729 as at September 30, 2008 mainly due to U.S.A. uranium drilling cost accruals in fiscal 2007.

Shareholders’ Equity

Shareholders’ equity decreased by $12,900,163 to $51,682,097 in fiscal 2008 mainly due to the net loss of $15,291,884. Share capital increased by $1,311,981, of which $852,981 was proceeds on the exercise of stock options and $459,000 was the fair value of shares issued for the Sweetwater Buyout. Contributed surplus increased by $1,205,411 as a result of stock-based compensation. Accumulated other comprehensive income, which represents unrealized gains or losses on the Company’s marketable securities, decreased by $125,671 to nil due to mark-to-market losses on marketable securities. Stock options outstanding increased to 9,005,834 as at September 30, 2008 from 6,671,666 as at September 30, 2007. Stock option grants in 2008 of 3,142,500 were partially offset by stock option exercises of 375,001 and forfeitures of 433,331. The Company no longer has any share purchase warrants outstanding.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

		Common Shares	Stock Options	Share Capital
		Outstanding	Outstanding	$
Balance, September 30, 2008		122,697,859	9,005,834	108,370,841
Stock options granted		-	250,000	-
Stock options forfeited		-	(1,833,217)	-
Balance, January 26, 2009		122,697,859	7,422,617	108,370,841

SUMMARY OF QUARTERLY FINANCIAL RESULTS

	Three Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	September 30,	June 30,	March 31,	December 31,
	2008	2008	2008	2007
	$	$	$	$
Total assets	53,714,333	64,019,895	66,769,310	66,859,872
Mineral properties	38,319,555	42,666,083	40,541,749	36,544,806
Working capital	12,570,015	17,244,679	21,537,639	26,102,402
Shareholders’ equity	51,682,097	60,700,329	62,990,826	63,573,001
Net loss	(9,652,890)	(2,807,928)	(1,259,342)	(1,571,724)
Loss per share	(0.08)	(0.03)	(0.01)	(0.01)

	Four Months	Three Months	Three Months	Three Months
	Ended	Ended	Ended	Ended
	September 30,	May 31,	February 28,	November 30,
	2007	2007	2007	2006
	$	$	$	$
Total assets	68,738,416	66,054,804	63,757,624	62,767,965
Mineral properties	33,153,831	24,921,048	22,970,267	19,684,603
Working capital	30,632,888	38,737,425	38,060,898	39,617,728
Shareholders’ equity	64,582,260	64,313,001	62,201,922	60,492,039
Net loss	(2,717,954)	(1,605,796)	(1,629,749)	(1,325,472)
Loss per share	(0.02)	(0.01)	(0.02)	(0.01)

For the periods presented in the above table, the Company’s loss has generally been between $1,000,000 and $2,000,000. For the three months ended September 30, 2008, the Company incurred a net loss of $9,652,890 largely due to the $7,131,046 write-off of US uranium properties. For the three months ended June 30, 2008 the net loss of $2,807,928 included the $749,848 write-off of Nevada gold properties. The net loss of $2,717,954 for the four months ended September 30, 2007 was higher partially due to the four month period and also the result of higher operating expenses for the costs of the financial restatement.

FOURTH QUARTER

The Company began the fourth quarter with $17,383,639 cash and cash equivalents. During the three months ended September 30, 2008 the Company expended $1,887,268 on operating activities, $2,824,512 on investing activities including mineral property exploration and $5,110 on financing activities to end the quarter and the year with $12,666,749 cash and cash equivalents.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash decreased by $19,746,336 to $12,666,749 in fiscal 2008. Cash flows used in operating activities were $5,107,717 in fiscal 2008 compared with $3,917,959 in fiscal 2007. This increase was due to the decrease in interest income of $944,999 and the timing of payments for operating expenses.

Cash flows used in investing activities were $14,948,793 for fiscal 2008 compared with cash provided of $28,314,068 for 2007, as 2007 included net redemption of short-term investments of $42,188,280. Cash flows used for mineral properties were $14,652,694 in 2008 as compared with $12,603,737 in 2007, with higher uranium acquisition and exploration expenditures partially offset by lower gold costs. Cash flows from financing activities were $310,174 for fiscal 2008, a decrease from $7,353,524 for 2007 as a result of fewer exercises of stock options and share purchase warrants.

Cash

Cash is primarily invested in secure bank deposits with Canadian Schedule 1 banks. The Company has not been affected by the liquidity crisis involving asset-backed commercial paper.

Contractual Obligations and Contingencies

In August 2007, the Company terminated its head office lease and entered into a new five-year head office lease at new premises in Vancouver with annual and total commitments as follows:

Years Ending September 30,
2009	2010	2011	2012	2013	Total
$	$	$	$	$	$
221,923	224,927	228,052	231,302	19,557	925,761

As at September 30, 2008, the expenditures to maintain the good standing of the Company’s mineral property licences and leases are estimated to be approximately $2,000,000 per annum. The Company’s earn-in agreement with C3 on the Curraghinalt project is expected to fund a significant portion of the mineral property licenses and fees in fiscal year 2009.

Additional Financing

The Company believes that its working capital is sufficient to carry out its current exploration and development work programs and fund corporate overhead expenditures to September 2009. To date, the Company’s ongoing operations have been almost entirely financed by private placements and proceeds from exercises of warrants and stock options. Additional financing, asset disposals or joint venture agreements will be required to meet work commitments and to develop mineral properties. While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so in the future.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Cost reimbursements from companies with common directors and/or officers relate to the office relocation agreement (discussed above) and cost sharing arrangements with Longview. Two directors of the Company, Mr. Poulus and Mr. Shorr, are also directors of Longview. The amount was $310,311 for fiscal 2008 compared with $109,714 for fiscal 2007. The Company ceased to share office space with Longview in the first quarter of fiscal 2008.

The Company’s solicitors are Stikeman Elliott LLP. Mr. Poulus is a partner in the firm. Stikeman Elliott fees are billed based on time spent by other Stikeman Elliott personnel on providing services to the Company. These fees were $155,457 for 2008 compared with $283,771 for 2007. A portion of these fees were included in reorganization costs.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Geological consulting fees of $89,615 to Longview Technical, a division of Longview, were capitalized to exploration properties in 2008. The 2007 amount was $77,397. These fees were based on Longview Technical’s standard rates.

Certain directorship and senior management roles were contracted to companies owned and operated by directors and officers of the Company, namely the roles held by Messrs. Reynolds and Poulus, as directors, and Mr. Stock, as an officer. These contracts were for fixed monthly amounts and, except for Mr. Poulus, bonuses. These professional fees were based on rates commensurate with the costs of obtaining employee or director services. Consulting fees to companies controlled by directors decreased to $33,917 for 2008 from $40,403 for 2007 as Mr. Reynolds terminated his contract in October 2006. Consulting fees to companies controlled by officers decreased to $nil 2008 from $30,000 in 2007 as the contract with Mr. Stock was terminated in March 2007. These amounts are presented within salaries and fees to directors and contractors.

RISK FACTORS

The reader is cautioned that the following description of risks and uncertainties is not all-inclusive as it pertains only to conditions currently known to management. There can be no guarantee or assurance that other factors will or will not adversely affect the Company.

Risks Inherent in the Mining and Metals Business

The business of exploring for minerals is inherently risky. Few properties that are explored are ultimately developed into producing mines. Mineral properties are often non-productive for reasons that cannot be anticipated in advance. Title claims can impact the exploration, development, operation and sale of any natural resource project. Even after the commencement of mining operations, such operations may be subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding. The occurrence of any of the foregoing could result in damage to or destruction of mineral properties and production facilities, personal injuries, environmental damage, delays or interruption of production, increases in production costs, monetary losses, legal liability or adverse governmental action. The Company’s property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to the Company or to other companies within the industry. In addition, insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on the Company.

Mineral Resources and Recovery Estimates

Disclosed resource estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations. The Company estimates its mineral resources in accordance with the requirements of applicable Canadian securities regulatory authorities and established mining standards. Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting. Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves. The mineral reserve and resource figures are estimates based on the interpretation of limited sampling and subjective judgments regarding the grade and existence of mineralization, as well as the application of economic assumptions, including assumptions as to operating costs, foreign exchange rates and future metal prices. The sampling, interpretations or assumptions underlying any reserve or resource figure may be incorrect, and the impact on mineral resources may be material. In addition, short term operating factors relating to mineral resources, such as the need for orderly development of ore bodies or the processing of new or different ores, may cause mineral reserve estimates to be modified or operations to be unprofitable in any particular fiscal period. There can be no assurance that the indicated amount of minerals will be recovered or that they will be recovered at the prices assumed for purposes of estimating resources.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financing

The Company does not currently have any operations generating cash to fund projected levels of exploration and development activity and associated overhead costs. The Company is therefore dependant upon debt and equity financing to carry out its exploration and development plans. There can be no assurance that such financing will be available to the Company or at all.

Environment

Environmental legislation affects nearly all aspects of the Company’s operations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, clean up costs arising out of contaminated properties, damages or the loss of important permits. Exposure to these liabilities arises not only from existing operations, but from operations that have been closed or sold to third parties. There can be no assurances that the Company will be at all times in compliance with all environmental regulations or that steps to achieve compliance would not materially adversely affect the Company. Environmental laws and regulations are evolving in all jurisdictions where the Company has activities. The Company is not able to determine the specific impact that future changes in environmental laws and regulations may have on the Company’s operations and activities, and its resulting financial position; however, the Company anticipates that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental regulations. Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings based upon such conditions or an inability to obtain necessary permits, could require increased financial resources or compliance expenditures or otherwise have a material adverse effect on the Company. Changes in environmental legislation could also have a material adverse effect on product demand, product quality and methods of production and distribution.

Foreign Activities

The Company operates in Slovakia, Northern Ireland and the USA and, from time to time, in other foreign countries where there are added risks and uncertainties due to the different legal, economic, cultural and political environments. Some of these risks include nationalization and expropriation, social unrest and political instability, uncertainties in perfecting mineral titles, trade barriers and exchange controls and material changes in taxation. Furthermore, developing country status or an unfavourable political climate may make it difficult for the Company to obtain financing for projects in some countries.

Legal Proceedings

The nature of the Company’s business may subject it to numerous regulatory investigations, claims, lawsuits, and other proceedings. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Foreign Currency Exchange

The Company maintains its accounts in Canadian dollars. The Company’s operations in Slovakia, Northern Ireland and the U.S.A. make it subject to foreign currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company’s operating results and cash flows are affected to varying degrees by changes in the Canadian Dollar exchange rate vis-à-vis the Slovak Koruna (SKK), the US Dollar, the British Pound and the Euro. As at September 30, 2008, the Company’s most significant balance sheet exposures were to the Slovak Koruna and the US Dollar. Net SKK denominated monetary assets were SKK 27,255,000 ($1,342,581) and net US$ denominated monetary assets were US$717,316 ($760,283). The Company purchases foreign currencies as the need arises in order to fund its exploration and development activities. Corporate expenditures are incurred in mainly in Canadian and US dollars.

Slovakia expects to adopt the Euro on January 1, 2009. On May 28, 2008, the European Central Bank and the National Bank of Slovakia announced the Slovakian Koruna Central Rate to the Euro. The Central Rate has been revalued to 1 Euro for 30.126 Koruna, an increase of approximately 18% from the previous Central Rate. This increase has increased the Company’s Slovakian mineral property costs.

Credit

The Company manages its credit risk through its counterparty ratings and credit limits. The Company is mainly exposed to credit risk on its bank accounts, accounts receivable and restricted deposits. Bank accounts are primarily with Canadian Schedule 1 banks. Accounts receivable include $602,307 of value added taxes receivable from government agencies. Restricted deposits of US$930,000 are with US banks and are fully insured by the US Federal Deposit Insurance Corporation (“FDIC”). As described above, the Company expects to dispose of its restricted deposits to Fischer-Watt in February 2009 for an unsecured account receivable. The Company will continue to assess its allowance for credit losses. There can be no assurance that the Company’s counterparties will not default on their obligations such that the Company will incur losses.

Interest Rate

The Company’s bank accounts earn interest income at variable rates while restricted deposits earn a fixed rate over less than a six-month period. The fair value of its portfolio is relatively unaffected by changes in short-term interest rates. The Company’s future interest income is exposed to changes in short-term rates.

CHANGES IN ACCOUNTING POLICIES

Adoption of New Accounting Standards

Effective October 1, 2007, the Company adopted the following accounting standards issued by the CICA. These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

Accounting Changes (Section 1506) - This standard allows for voluntary changes in accounting policy only when such changes enhance the relevance and reliability of the financial statements and the comparability of those financial statements over time and with the financial statements of other entities. The standard requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be correctly retrospectively and calls for enhanced disclosures about the effects of the changes in accounting policies, estimate and errors on the financial statements.

Any impact that the adoption of Section 1506 will have on the results of operations and financial condition will depend on the nature of future accounting changes. Its adoption has had no material impact on these consolidated financial statements.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital Disclosure (Section 1535) - This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company considers the items included in shareholders’ equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In the order to maintain or adjust its capital structure, the Company may issue new shares, sell assets to settle liabilities or return capital to its shareholders. The Company is not subject to externally imposed capital requirements.

Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863) - These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation and increase the disclosures previously required, which will enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risks, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. The new presentation standard carries forward the existing presentation requirements.

New Accounting Standards to be Adopted

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

International Financial Reporting Standards (IFRS) - In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five years transitional period. In the February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transaction date October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Goodwill and Intangible Assets (Section 3064) - In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard applies to the Company’s interim and annual financial statements for its fiscal year ending September 30, 2009.

OUTLOOK

Uranium

In fiscal 2008 the Company completed 11,306 metres of drilling, mostly infill, as part of its previously announced detailed exploration and development milestones for the Kuriskova project. These milestones are management’s best estimates of the steps needed to take Kuriskova through the permitting process and project development. On July 16, 2008, the Company announced the results of a revised NI 43-101 resource estimate prepared by SRK Consulting, which moved 6.6 million pounds of uranium from the inferred to the indicated resource category. The current estimated uranium resource at Kuriskova at a cut-off of 0.05% U is 6.6 million pounds indicated plus 30.1 million pounds inferred. For fiscal year 2009, the Company plans to retain SRK to update its July NI 43-101 resource estimate with the recent drilling results with the objective of upgrading more of the resource into the measured and indicated categories and advancing the project toward feasibility and a production decision. Additional work planned for fiscal year 2009 will include additional infill drilling, baseline environmental data collection, collecting geotechnical data, metallurgical test work and other required environmental and engineering studies for the completion of a 43-101 Preliminary Assessment and the initiation of a Prefeasibility Study. The Company continues its ongoing stakeholder and community engagement program in Slovakia. The Company is committed to a transparent dialogue and providing important information on the social and economic benefits and the environmental impact of the Kuriskova project.

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

At Novoveska Huta, the Company has finished compiling historical data and is reviewing that information to help define the geological controls of higher grade mineralization. Drilling will be ongoing in 2009 and will focus on expanding and improving the grade of the current resource. The Company expects to complete approximately 2,500 meters of drilling during fiscal 2009.

On the Company’s exploration properties in Slovakia, 25 priority exploration targets have been identified as a result of the airborne radiometric and magnetic survey. These are being followed up with ground radiometrics and geologic mapping to identify and prioritize exploration targets for further work.

Gold

Baseline information gathering for environmental purposes continues at the Kremnica gold project in support of a possible future decision to proceed to the feasibility stage. The infill drill program has been completed and the results from it will be incorporated in a new resource estimate, which may be focussed toward identifying a higher grade resource. The Company has begun a low-cost exploration program to assess the exploration potential of the relatively unexplored southern part of the Kreminica District. Initially this work comprises data compilation, surface geochemical sampling and geologic mapping focussing on alteration/clay mineralogy zoning.

The Company is working with its earn-in partner C3 to develop its exploration program for Northern Ireland.

Corporate

The Company continues to explore earn-in and other corporate development opportunities.

FORWARD LOOKING STATEMENTS

This management’s discussion and analysis contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words: "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "should", "believe" and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of management’s discussion and analysis. These forward-looking statements include but are not limited to, statements concerning the Company’s:

  strategies and objectives;
  interest and other expenses;
  tax position and tax rates;
  political unrest or instability in foreign countries and its impact on foreign assets;

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

  the timing of decisions regarding the timing and costs of construction and production with respect to, and the issuance of, the necessary permits and other authorizations required for exploration properties;
  estimates of the quantity and quality of mineral resources;
  planned capital expenditures and estimates of reclamation and other costs related to environmental protection;
  future capital costs, including the costs and potential impact of complying with existing and proposed environmental laws and regulations in the operation and closure of various operations;
  financial and operating objectives;
  exploration, environmental, health and safety initiatives;
  availability of qualified employees for operations; and
  outcome of legal proceedings and other disputes.

Inherent in forward-looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including risks that may affect operating or capital plans. This includes risks generally encountered in the development of mineral properties such as unusual or unexpected geological formations, unanticipated metallurgical difficulties, ground control problems, adverse weather conditions, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; fluctuations in the market price of principal commodities which are cyclical and subject to substantial price fluctuations; risks created through competition for mining properties; risks associated with lack of access to markets; risks associated with mineral resource estimates; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks associated with environmental compliance and changes in environmental legislation and regulation; risks associated with our dependence on third parties for the provision of transportation and other critical services; risks associated with performance by contractual counterparties; risks associated with title claims and other title risks; social and political risks associated with operations in foreign countries; risks of changes in tax laws or their interpretation; and risks associated with tax reassessments and legal proceedings.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this management’s discussion and analysis. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

  general business and economic conditions;
  interest rates and foreign exchange rates;
  the supply and demand for, deliveries of, and the level and volatility of prices of uranium and gold;
  the timing of the receipt of regulatory and governmental approvals for development projects and other operations;
  the availability of financing for development projects on reasonable terms;
  costs of production and production and productivity levels, as well as those of competitors;
  the ability to secure adequate transportation for products;
  the ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis;
  the ability to attract and retain skilled staff;
  the impact of changes in foreign exchange rates on costs and results;
  engineering and construction timetables and capital costs for development and expansion projects;
  costs of closure of various operations;
  market competition;
  the accuracy of reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based;
  tax benefits and tax rates;

TOURNIGAN ENERGY LTD.
2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

  the resolution of environmental and other proceedings or disputes; and
  ongoing relations with employees and with business partners and joint venturers.

The reader is cautioned that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under "Risk Factors" in this management’s discussion and analysis. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise.

CAUTIONARY NOTES TO US INVESTORS CONCERNING RESERVE AND RESOURCE ESTIMATES

Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. The Company advises US investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. US investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not “mineral reserves” do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

This MD&A uses the term “inferred resources”. The Company advises US investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. US investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.